Exhibit 99.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-272171) pertaining to the Orla Mining Ltd. Stock Option Plan, the Orla Mining Ltd. Restricted Share Unit Plan, the Orla Mining Ltd. Deferred Share Unit Plan, and the Gold Standard Ventures Corp. Stock Option Plan of Orla Mining Ltd. of our report dated March 28, 2025, with respect to the combined financial statements of Musselwhite gold mine for the years ended December 31, 2024 and 2023 incorporated by reference in Orla Mining Ltd.’s Form 6-K dated May 13, 2025, furnished to the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado
September 15, 2025